Exhibit 4.4
Description of the Company’s Common Stock
Registered Under Section 12 of the Exchange Act of 1934

The Common Stock of MGP Ingredients, Inc.(the “Company,” "we," or "our") is our only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended (the “Articles of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit [4.5] is a part. We encourage you to read our Articles of Incorporation and our Bylaws for additional information.

Authorized Capital Shares

Our authorized capital stock consists of 40,000,000 shares of common stock, no par value (the “Common Stock”), and 1,000 shares of preferred stock, par value $10 per share (the “Preferred Stock”). As of February 26, 2020, there were 437 shares of Preferred Stock outstanding. The outstanding shares of our Common Stock are fully paid and nonassessable. Any unissued shares of stock of any class may be issued from time to time by the Company in such manner, amounts and proportions and for such consideration as determined from time to time by our board of directors (the “Board”) and as may be permitted by law; provided, however, that no shares of Preferred Stock may be issued without the vote or written consent of all of the holders of Preferred Stock then issued and outstanding.

Voting Rights

Our Board consists of nine directors divided into two groups consisting of four directors (“Group A Directors”) and a second group consisting of five directors (“Group B Directors”). The holders of Common Stock, voting separately, have the right to elect Group A directors and the holders of Preferred Stock, voting separately, have the right to elect Group B directors; provided, that if no Preferred Stock is outstanding, the holders of Common Stock have the right to elect both Group A and Group B directors. The Articles of Incorporation do not require or permit cumulative voting in the election of directors.

Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend our Articles of Incorporation, provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to effect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock. If no shares of Preferred Stock are issued and outstanding, all voting rights of the stockholders of the Company may be exercised solely by the holders of shares of Common Stock.

Each holder of Preferred and Common Stock shall be entitled to one (1) vote for each share of stock held by such holder.

Dividend Rights

Holders of shares of Preferred Stock are entitled to receive, when and as declared, out of the net profits of the Company, dividends at the rate of five percent (5%) per annum on the par value of the Preferred Stock, payable as the Board may determine, provided that no such dividend may be declared and paid on the Preferred Stock unless the Company has, within the twelve (12) calendar months immediately preceding the date of payment, paid dividends to the holders of Common Stock in the amount of at least ten cents ($0.10) per share. Dividends on the Preferred Stock are not cumulative, and the Preferred Stock is not be entitled to participate in or to receive any profits or earnings, or any other

Exhibit 4.4
distributions in the nature of a dividend, other than or in addition to such noncumulative five percent (5%) annual dividends.

Liquidation Rights

In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the Company, the holders of Common Stock are entitled to receive liquidation payments of One Dollar ($1.00) per share; the holders of Preferred Stock are then entitled to be paid in full the par value of their shares before any additional amount shall be paid to the holders of Common Stock; and after the payment to the holders of Preferred Stock of its par value, the remaining assets and funds of the Company are be divided and paid to the holders of Common Stock according to their respective shares.

Other Rights

Common Stock and Preferred Stock do not have any conversion rights and are not subject to any redemption provisions. No holder of shares of any class of the Company's capital stock has or will have any right, pre-emptive or other, to subscribe for or to purchase from the Company any of the shares of any class of the Company hereafter issued or sold. No shares of any class of the Company's capital stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of the Company.

Exchange Listing

Our Common Stock is traded on Stock is traded on the Nasdaq Global Select Market under the ticker symbol “MGPI.”